UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Net Element International, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

64111R102

(CUSIP Number of Class of Securities)

Kenges Rakishev

c/o SAT & Company

241 Mukanova Street

Almaty 050008, Republic of Kazakhstan

7-727-2777-111

Mark Global Corporation

Attention: Kenges Rakishev

c/o Trident Trust Company (BVI) Limited

Trident Chambers, P.O. Box 146

Road Town, Tortola, British Virgin Islands

44-797-7777-667

Novatus Holding PTE. Ltd.

Attention: Kenges Rakishev

22B Duxton Hill

Singapore 089605, Republic of Singapore

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 64111R102	Page 2 of 8

1.	NAME OF REPORTING PERSON: Kenges Rakishev
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Kazakhstan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 333,334 (see Item 5)
	8.	SHARED VOTING POWER 7,320,751 (see Item 5)
	9.	SOLE DISPOSITIVE POWER 333,334 (see Item 5)
	10.	SHARED DISPOSITIVE POWER 7,320,751 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,654,085
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14.	TYPE OF REPORTING PERSON HC; IN

SCHEDULE 13D

CUSIP No. 64111R102	Page 3 of 8

1.	NAME OF REPORTING PERSON: Mark Global Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (see Item 5)
	8.	SHARED VOTING POWER 0 (see Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 64111R102	Page 4 of 8

1.	NAME OF REPORTING PERSON: Novatus Holding PTE. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (see Item 5)
	8.	SHARED VOTING POWER 7,320,751 (see Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10.	SHARED DISPOSITIVE POWER 7,320,751 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,320,751
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.0%
14.	TYPE OF REPORTING PERSON CO

This Amendment No. 1 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Kenges Rakishev (“Mr. Rakishev”), Mark Global Corporation (“Mark Global”) and Novatus Holding PTE. Ltd. (“Novatus”) (each, a “Reporting Person” and collectively, the “Reporting Persons”)1 with the SEC on October 9, 2012 (as amended by this Amendment, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended to add the following information for updating:

All funds used by Novatus to purchase the securities of the Issuer reported in Item 5 of this Amendment on behalf of Novatus have come directly from the assets controlled by Novatus and its affiliates. The aggregate amount of consideration paid for the securities reported by Novatus in Item 5 of this Amendment was $23,300,340.40, no consideration was paid by Novatus to Mark Global for the 5,000,000 shares of Common Stock previously held by Mark Global that were transferred to Novatus as described below.

All funds used by Mr. Rakishev to acquire the Prior Securities held directly by Mr. Rakishev that were exchanged in the merger described in the Schedule 13D for 333,334 shares of Common Stock have come directly from the assets controlled by Mr. Rakishev and his affiliates. The aggregate amount of consideration paid by Mr. Rakishev for the Prior Securities held directly by Mr. Rakishev was $2,000,000.10.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

On June 7, 2013, Mark Global transferred all of the 5,000,000 shares of Common Stock held directly by Mark Global to Novatus for no consideration.

Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including, without limitation, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the price and availability of shares of the Issuer’s capital stock, the conditions of the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase their investment in securities of the Issuer or dispose of all or a portion of the securities of the Issuer

[1]

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Exchange Act.

that the Reporting Persons now own or may hereafter. In addition, the Reporting Persons may engage in discussions with management and members of the Board of Directors of the Issuer regarding the Issuer, including, but not limited to, the Issuer’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. The Reporting Persons also reserve the right, in each case subject to applicable law, to (i) cause any of the Reporting Persons to distribute (or pay a dividend in kind to their respective partners, members, or stockholders, as the case may be) shares of Common Stock or other securities owned by such Reporting Persons, (ii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock or other securities and (iii) consider participating in a business combination transaction that would result in an acquisition of all of the Issuer’s outstanding shares of Common Stock. To the knowledge of each Reporting Person, each of the persons listed on Schedule I to the Schedule 13D may make similar evaluations from time to time or on an ongoing basis.

Except as set forth above and in Item 4 of the Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Schedule I to the Schedule 13D, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended to add the following information for updating:

(a)   (i) Mark Global may be deemed to have beneficial ownership of 0 shares of Common Stock, and all such shares of Common Stock represent beneficial ownership of 0% of the Common Stock.

(ii) Novatus may be deemed to have beneficial ownership of 7,320,751 shares of Common Stock, and all such shares of Common Stock represent beneficial ownership of approximately 26.0% of the Common Stock, based on 28,136,439 shares of Common Stock issued and outstanding on May 14, 2013, as reported in the Form 10-Q filed by the Issuer with the SEC.

(iii) Mr. Rakishev may be deemed to have beneficial ownership of 7,654,085 shares of Common Stock consisting of (1) 333,334 shares of Common Stock held directly by Mr. Rakishev and (2) 7,320,751 shares of Common Stock held directly by Novatus, and all such shares of Common Stock represent beneficial ownership of approximately 27.2% of the Common Stock, based on 28,136,439 shares of Common Stock issued and outstanding on May 14, 2013, as reported in the Form 10-Q filed by the Issuer with the SEC.

(b) Each Reporting Person has sole or shared power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c) Except as described above in Item 4, no transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I to the Schedule 13D, since the filing of the Schedule 13D.

(d) Not Applicable.

(e) Mark Global ceased to have beneficial ownership of greater than 5% of the Common Stock on June 7, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2013

MARK GLOBAL CORPORATION

By:	/s/ Nurlan Abduov
Its:	Director

NOVATUS HOLDING PTE. LTD.

By:	/s/ Nurlan Abduov
Its:	Director

/s/ Kenges Rakishev
Kenges Rakishev